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                           April 26, 2023

       Sarah Blanchard
       Chief Financial Officer
       Udemy, Inc.
       600 Harrison Street , 3rd Floor
       San Francisco, CA 94107

                                                        Re: Udemy, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            Earnings Release on
Form 8-K
                                                            Furnished February
14, 2023
                                                            File No. 001-40956

       Dear Sarah Blanchard:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Earnings Release on Form 8-K Furnished February 14, 2023

       Exhibit 99.1
       Udemy Reports Fourth Quarter and Full Year 2022 Results
       Reconciliation of GAAP to Non-GAAP Financial Measures, page 8

   1.                                                   Your non-GAAP
reconciliations for the interim and annual periods appear to present non-
                                                        GAAP income statements.
This presentation appears to be inconsistent with Question
                                                        102.10(c) of the
staff's Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures.
Please advise, or revise to remove the current
                                                        presentation and
reconcile each non-GAAP measure separately.
 Sarah Blanchard
FirstName
Udemy, Inc.LastNameSarah Blanchard
Comapany
April       NameUdemy, Inc.
       26, 2023
April 226, 2023 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services